UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Form 5500, Schedule H, Part IV, line 4(i) -Schedule of Assets (Held at End of Year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Southfield, Michigan

June 23, 2017

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value	$143,419,520	$125,733,642
Receivables
Notes receivable from participants	3,462,775	3,569,471
Company contributions	—	16,222
Participant contributions	—	21
Other	49	66
Total receivables	3,462,824	3,585,780
Total assets	146,882,344	129,319,422
Liabilities
Benefits payable	715	—
Total liabilities	715	—
Net assets available for benefits	$146,881,629	$129,319,422

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2016	2015
Income:
Net realized and unrealized appreciation (depreciation) in fair value of investments	$5,464,471	$(3,228,053)
Interest	5,414	3,753
Dividends	4,644,734	6,329,148
Total investment income	10,114,619	3,104,848
Interest income on notes receivable from participants	141,586	154,436
Contributions:
Participant	15,014,128	13,202,618
Company	2,905,748	2,319,101
Rollovers	2,933,012	980,741
Total contributions	20,852,888	16,502,460
Other income	10,000	30,000
Total additions	31,119,093	19,791,744
Deductions:
Participant benefits paid / deemed distributions	13,437,549	18,013,317
Administrative fees	119,337	70,153
Total deductions	13,556,886	18,083,470
Net increase in assets available for benefits	17,562,207	1,708,274
Net assets available for benefits:
Beginning of year	129,319,422	127,611,148
End of year	$146,881,629	$129,319,422

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 1 — Description of Plan

The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the "Company") who have met the service eligibility requirements, as defined in the Plan document. The Plan was amended on April 29, 2016, with no minimum age for participation in the Plan.

Contributions

As defined in the Plan document, eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in 2016 and 2015, not to exceed the annual Internal Revenue Service ("IRS") dollar limitation of $18,000 for both 2016 and 2015. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $6,000 for both the years ended December 31, 2016 and 2015. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. The Plan was amended as of April 29, 2016, to adjust the non-discretionary matching contribution in an amount equal to 50 percent of qualified earnings contributed by the participant to the Plan, subject to the maximum of four percent of the participant's eligible compensation contributed to the Plan. Prior to the effective date of the amendment, matching contributions were subject to a maximum of three percent of the participant's eligible compensation contributed to the Plan. The Company made $2,905,748 and $2,319,101 of non-discretionary matching contributions to the Plan in 2016 and 2015, respectively. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made in 2016 and 2015. All contributions are invested in accordance with the participant’s directive.

Effective January 1, 2017, the Plan was amended to adjust the non-discretionary matching contribution in an amount equal to 50 percent of qualified earnings contributed by the participant to the Plan, subject to the maximum of five percent of the participant's eligible compensation contributed to the Plan.

Vesting

Participants are immediately vested in their voluntary contributions and related earnings. The Plan was amended as of April 29, 2016, to a three-year graded vesting schedule for employer provided contributions which provides 33 percent vesting credit after one year of credited service, 66 percent vesting credit after two years of credited service, and 100 percent vesting credit after three years of credited service for participants who were actively employed as of April 29, 2016. Plan participants whose employment terminated on or before April 28, 2016 are subject to the five-year graded vesting schedule for employer provided contributions and receives 20 percent credit for each year employed by the Company. Plan participants who were employed by the Company for four years as of April 29, 2016 are considered fully vested for employer contributions.

Participant accounts

Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the Company contributions made on the participant’s behalf and an allocation of the Plan's earnings based on the participant’s share of net earnings or losses of their respective elected investment options. A participant is entitled to the benefit in the participant’s vested account.

Notes receivable from participants

Notes receivable from participants ("loans") are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans bear a rate of interest based upon the prime rate at the time the loan is issued, plus 1 percent. A participant may continue to contribute to the Plan while they have an outstanding loan balance. Loans are classified as notes receivable from participants, segregated from plan investments and recorded at unpaid principal balance plus any accrued but unpaid interest. Loans are repaid in level payments through after-tax payroll deductions over a five-year period, or up to 10 years where the loan was used for the purchase of a primary residence. Payments are applied to the outstanding unpaid principal and accrued interest balance and subsequently reinvested in the investment funds elected for current contributions. Upon default, termination of employment or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. The Plan was amended April 29, 2016, to allow participants who terminate employment to continue to repay their loan. Other loan provisions may apply as defined by the Plan document.

Investment options

Upon enrollment in the Plan, a participant may direct contributions in one percent increments in any of the available investment options. Participants may change their designation daily.

Payment of benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or their beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan in a single lump sum amount equal to the vested amount of their account. On April 29, 2016, the Plan was amended to allow participants who have attained age 59-1/2 to request partial withdrawals. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship is subject to the Internal Revenue Service regulations.

Forfeitures

If a participant terminates employment, any non-vested Company provided portion of the participant’s account may be forfeited. Forfeitures occur in the year of distribution of the entire vested account, or if there is no distribution, after five consecutive one-year breaks in service. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. The unapplied balance of forfeited non-vested accounts was $6,210 and $164,203 at December 31, 2016 and 2015, respectively. The forfeitures are applied to reduce administrative expenses or employer contributions. During 2016, administrative expenses were reduced by $80,623 and employer contributions were reduced by $372,146 due to forfeitures. During 2015, administrative expenses were reduced by $4,120 and employer contributions were reduced by $175,985 due to forfeitures.

Administrative expenses

The Company pays some of the Plan’s administrative expenses. Fees associated with loan distributions, withdrawals and investment transactions are paid by the participants. Administrative expenses include investment management service fees, recordkeeping, legal fees, and audit fees.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, subject to provisions of the Internal Revenue Code ("IRC") and Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of termination of the Plan, the net assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which would not be paid by the Company. In the event of the Plan's termination, participants would become 100 percent vested in the Company contributions made on the participant's behalf.

Note 2 — Summary of Accounting Policies

A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:

Basis of accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value using the methods described in Note 3. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

Participants may elect to contribute to the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Plan (the "Managed Income Portfolio Fund").

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when they have been approved for payment and distributed by the Plan.

Notes receivable from participants

Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the plan document. The plan document states that any scheduled repayment that remains unpaid at the end of the cure period specified in the loan procedures will be considered delinquent, unless a waiver is granted for a participant who is on a leave of absence.

Recently adopted accounting standards

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient pursuant to Accounting Standards Codification ("ASC") 820, Fair Value Measurement. Instead, those investments must be included as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the balance sheet. Note 3 - Fair Value Measurements reflects the presentation required by ASU 2015-07. Further, the ASU specifies that, for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. ASU 2015-07 was adopted as of January 1, 2016, and did not have a material impact on the Plan's financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment's strategy is no longer required. Part III of the update permits plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. Part III is not applicable to the Plan. ASU 2015-12 was adopted as of January 1, 2016, and did not have a material impact on the Plan's financial statements.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Plan as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Plan's financial statements or the Notes thereto.
Subsequent Events
There are no subsequent events requiring recognition or disclosure based upon management's evaluation through the filing date of this Form 11-K.

Note 3 — Fair Value Measurements
U.S. GAAP establishes a three-level valuation hierarchy for disclosure of fair value measurements. The hierarchy is based on the transparency of the inputs used in the valuation process with the highest priority given to quoted prices available in active markets and the lowest priority to unobservable inputs where no active market exists, as discussed below.

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets in which we can participate as of the measurement date;

Level 2 - Quoted prices for similar instruments in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

Level 3 - Unobservable inputs that reflect our own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2016 and 2015.

Flagstar Bancorp, Inc. common stock. Valued at the closing price at year-end reported on the active market on which the security is traded and are therefore classified within the Level 1 valuation hierarchy.

Interest-bearing cash. Valued at cost and classified within Level 1 of the valuation hierarchy.

Mutual funds. Valued at the net asset value of the shares held by the Plan at year end. The net asset value is based on the fair value of the underlying assets of the assets of the trust, minus its liabilities divided by the number of units outstanding and represents the exit price and are therefore classified within the Level 1 valuation hierarchy. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds. Valued at cost which approximates the net asset value of the shares held by the Plan at year end and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Money market funds are traded in active markets at their net asset value per share and are classified within Level 1 of the valuation hierarchy. This fund publishes its daily net asset value and transacts at that price. The money market fund is deemed to be actively traded.

Common collective trust fund. Valued as the sum of (a) the fair value of the investments in managed income portfolio fund and (b) the fair value of the fund's investments in externally managed collective investment funds as determined by those funds' trustees. The common collective trust fund represent deposits which guarantee a stated interest rate for the term of the contracts. Valued at the unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, of the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments.

The following table presents the Plan’s investments carried at fair value by valuation hierarchy (as described above):

	December 31, 2016
	Level 1	Investments measured at NAV (1)	Total
Flagstar Bancorp, Inc. common stock	$5,704,356	$—	$5,704,356
Interest-bearing cash	159,175	—	159,175
Mutual funds	128,640,157	—	128,640,157
Money market funds	6,474,513	—	6,474,513
Common collective trust fund	—	2,441,319	2,441,319
Investments, at fair value	$140,978,201	$2,441,319	$143,419,520

	December 31, 2015
	Level 1	Investments measured at NAV (1)	Total
Flagstar Bancorp, Inc. common stock	$5,548,087	$—	$5,548,087
Interest-bearing cash	411,363	—	411,363
Mutual funds	112,399,009	—	112,399,009
Money market funds	5,439,924	—	5,439,924
Common collective trust fund	—	1,935,259	1,935,259
Investments, at fair value	$123,798,383	$1,935,259	$125,733,642

(1)
Investments measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund	$2,441,319	N/A	Daily	90 days

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund	$1,935,259	N/A	Daily	90 days

Note 4 — Parties-In-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties.

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the plan document and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the plan document, the Company may pay a portion of the administrative fees of the Plan, at its discretion. Fees recognized by the Company amounted to an expense reduction of $60,026 and an expense of $5,181 for the years ended December 31, 2016 and 2015, respectively.

In addition, the Plan trades in the common stock of the Company. The Plan held 211,743 and 240,073 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2016 and 2015, respectively. During 2016 and 2015, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends.

At times, the Plan receives a revenue credit from Fidelity Management Trust Company. A revenue credit program is a refund of a portion of the revenue Fidelity and other fund managers have received based on the funds participants have chosen. This credit is reflected in "other income" on the Statements of Changes in Net Assets Available for Benefits. Certain recordkeeping fees and other Plan fees are paid through the revenue credit program. For the years ended December 31, 2016 and 2015, $10,000 and $30,000 of other income was paid under this revenue credit program and was used to pay administrative expenses in 2016 and 2015, respectively.

Note 5 — Tax Status
The Plan utilizes the volume submitter document offered by Fidelity Management Trust Company. Although the Plan itself has not obtained a determination letter from the IRS, the volume submitter plan has received a favorable opinion letter dated March 31, 2014 from the IRS. The Plan has been amended since receiving the opinion letter. The plan administrator and the Company believe that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator and the Company believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2016. Therefore, no provision for income taxes is included in the Plan’s financial statements. Participants are generally subject to income taxes when contributions and earnings are distributed as benefits from the Plan.
U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (tax asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there were no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to the year ended December 31, 2013.

Note 6 — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
As of December 31, 2016 and 2015, Plan assets representing more than 10 percent of the total investments included $18,115,908 and $16,776,994, respectively, invested in a mutual fund.

Note 7 — Reconciliation of Financial Statements to Form 5500

Reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per financial statements	$146,881,629	$129,319,422
Adjustment to fair value from contract value for common collective trust fund	6,008	13,216
Net assets available for benefits per Form 5500	$146,887,637	$129,332,638

Reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500:

Year Ended December 31,
2016
Net increase in net assets available for benefits per financial statements	$17,562,207
Change in adjustment to fair value from contract value for common collective trust fund	(7,208)
Net income per Form 5500	$17,554,999

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value
Common Stock
*	Flagstar Bancorp, Inc	211,743 shares of Common Stock	*	*	$5,704,356
Mutual Funds
Large Cap
*	Fidelity	Fidelity Growth Company Fund	*	*	18,115,908
	Columbia	Columbia Contrarian Core R5	*	*	9,806,241
*	Fidelity	Fidelity 500 Index Fund - Premium Class	*	*	9,404,388
	JP Morgan	JP Morgan Equity Income R6	*	*	4,639,308
*	Fidelity	Fidelity Contrafund	*	*	4,206,758
		Total Large Cap			46,172,603
Small Cap
*	Fidelity	Fidelity Small Capital Discovery Fund	*	*	5,486,802
	Victory	Victory RS Small Cap Growth Y	*	*	902,152
	JP Morgan	JP Morgan Small Cap Value R6	*	*	522,857
		Total Small Cap			6,911,811
Mid Cap
*	Fidelity	Fidelity Mid-Cap Stock Fund	*	*	8,557,896
*	Fidelity	Fidelity Low-Priced Stock Fund	*	*	4,410,656
	Victory	Victory Sycamore Established Value A	*	*	2,181,074
	Oppenheimer	Oppenheimer International Small-Mid	*	*	1,257,016
	Prudential	Prudential Jennison Natural Resources Q	*	*	293,100
		Total Mid Cap			16,699,742
Blended
*	Fidelity	Fidelity Freedom K 2030 Fund	*	*	7,016,213
*	Fidelity	Fidelity Freedom K 2040 Fund	*	*	6,552,746
*	Fidelity	Fidelity Freedom K 2035 Fund	*	*	6,257,640
*	Fidelity	Fidelity Freedom K 2020 Fund	*	*	5,777,784
*	Fidelity	Fidelity Freedom K 2025 Fund	*	*	5,277,436
*	Fidelity	Fidelity Freedom K 2045 Fund	*	*	3,380,773
*	Fidelity	Fidelity Freedom K 2050 Fund	*	*	2,061,476
*	Fidelity	Fidelity Freedom K Income Fund	*	*	1,060,361
	Oakmark	Oakmark Equity & Income Fund Class I	*	*	953,877
*	Fidelity	Fidelity Freedom K 2010 Fund	*	*	796,325
*	Fidelity	Fidelity Freedom K 2015 Fund	*	*	668,860
*	Fidelity	Fidelity Freedom K 2055 Fund	*	*	666,933
*	Fidelity	Fidelity Freedom K 2005 Fund	*	*	127,668
*	Fidelity	Fidelity Freedom K 2060 Fund	*	*	52,849
		Total Blended			40,650,941
Fixed Income
*	Fidelity	Fidelity Capital & Income Fund	*	*	1,472,566
	Templeton	Templeton Global Bond Fund Class A	*	*	884,276
	PIMCO	Pimco Real Return Fund Administrative Class	*	*	549,580
		Total Fixed Income			2,906,422

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value
International
*	Fidelity	Fidelity Diversified International Fund	*	*	6,178,150
	American Beacon	American Beacon International Equity Fund Investor Class	*	*	564,600
		Total International			6,742,750
Intermediate-Term Bond
*	Fidelity	Fidelity US Bond Index Fund - Premium Class	*	*	4,787,606
	Prudential	Prudential Total Return Bond Z	*	*	1,686,829
		Total Intermediate-Term Bond			6,474,435
Specialty
*	Fidelity	Fidelity Real Estate Investment Portfolio	*	*	1,930,428

Short Government
	Loomis	Loomis Sayles LTD Term Government & Agency	*	*	151,025
		Total Mutual Funds			128,640,157
Money Market Funds
*	Fidelity	Fidelity Retirement Government Money Market	*	*	6,474,513

Interest-bearing Cash
*	Flagstar Bancorp, Inc	Interest-bearing Cash	*	*	159,175

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	*	*	2,441,319

		Total Investments			143,419,520
Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 9.25% with maturity dates between 2017 and 2026	-0-		3,462,775

					$146,882,295
*    Party-in-interest to the Plan
**    Participant Directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

Dated: June 23, 2017	By:	/s/ Cindy Myers
Cindy Myers
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm